EXHIBIT 3.01

ARTICLE VI

The number of directors of the Corporation shall be determined by resolution of the Board of Directors.

Elections of directors need not be by written ballot unless the Bylaws of the Corporation shall so provide. Advance notice of stockholder nominations for the election of directors and of any other business to be brought before any meeting of the stockholders shall be given in the manner provided in the Bylaws of this Corporation.

At each annual meeting of stockholders, directors of the Corporation shall be elected to hold office until the expiration of the term for which they are elected, or until their successors have been duly elected and qualified; except that if any such election shall not be so held, such election shall take place at a stockholders’ meeting called and held in accordance with the GCL.

The directors of the Corporation shall be divided into three (3) classes as nearly equal in size as is practicable, hereby designated Class I, Class II and Class III. At each annual meeting of stockholders, directors shall be elected for a term of three (3) years. Notwithstanding the foregoing, (i) at the 2016 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one- year term expiring at the 2017 annual meeting of stockholders; (ii) at the 2017 annual meeting of stockholders, the directors whose terms expire at that meeting shall be elected to hold office for a one-year term expiring at the 2018 annual meeting of stockholders; and (iii) at the 2018 annual meeting of stockholders and each annual meeting of stockholders thereafter, all directors shall be elected for a one-year term expiring at the next annual meeting of stockholders. Pursuant to such procedures, effective as of the 2018 annual meeting of stockholders, the Board of Directors will no longer be classified under Section 141(d) of the Delaware General Corporation Law and directors shall no longer be divided into classes.

If prior to the 2018 annual meeting of stockholders, if the number of directors is changed, any increase or decrease shall be apportioned among the classes so as to maintain the number of directors in each class as nearly equal as possible and any additional director of any class elected to fill a vacancy resulting from an increase in such class shall hold office for a term that shall coincide with the remaining term of that class. In no case will a decrease in the number of directors shorten the term of any incumbent director. A director shall hold office until the annual meeting of stockholders for the year in which his or her term expires and until his or her successor shall have been duly elected and qualified or until his or her earlier death, resignation, retirement, disqualification or removal from office.

Until the 2018 annual meeting of stockholders, any director of a class elected to fill a vacancy resulting from an increase in the number of directors in such class shall hold office for a term that shall coincide with the remaining term of that class. From and after the 2018 annual meeting of stockholders, any director elected to fill a vacancy resulting from an increase in the number of directors shall hold office for a term expiring at the next annual meeting of stockholders. Any director elected to fill a vacancy not resulting from an increase in the number of directors shall have the same remaining term as that of his or her predecessor. No decrease in the number of directors constituting the Board of Directors shall shorten the term of any incumbent director.

Any director, (i) until the 2018 annual meeting of stockholders, and in accordance with Section 141(k) of the GCL, may be removed from office at any time, but only for cause, and (ii) from and after the 2018 annual meeting of stockholders, may be removed from office at any time, with or without cause, in each case by the affirmative vote of 66 2/3% of the outstanding shares of voting stock of the Corporation entitled to vote at an election of directors.